

June 10, 2010

Mr. Mark Seremet
President and Chief Executive Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 400
Cincinnati, Ohio 45209

> Re: **Zoo Entertainment, Inc.**
> **Form 8-K**
> **Filed on June 7, 2010**
> **File No. 333-163937**

Dear Mr. Serement:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on June 7, 2010

1. You appear to have incorrectly filed your Form 8-K under the Item 4.01 designation. Please amend your filing and re-file under the 4.02 designation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions on the related matters at (202) 551-3479.

Sincerely,

Morgan Youngwood
Staff Accountant